Half-Year Report 2003







Table of Contents

Key figures in millions of CHF

	Figures reported in the *interim financial statements*				Figures reported on an *adjusted basis* [a]			
	Six months ended 30 June		% change		Six months ended 30 June		% change	
	2003	2002	CHF	LC	2003	2002	CHF	LC
Sales	15,327	14,737	+4	+15	13,880	13,107	+6	+17
EBITDA[b]	4,236	3,203	+32	+53	4,128	3,790	+9	+21
Operating profit	2,474	1,717	+44	+72	2,789	2,420	+15	+27
Net income	1,289	1,801	-28		1,585	2,084	-24	
Research and development	2,260	1,990	+14	+26	2,195	1,931	+14	+27
Additions to property, plant and equipment	1,012	815	+24	+36	906	705	+29	+42

Personnel

	2003	2002	CHF	LC	2003	2002	CHF	LC
Number of employees at 30 June	71,934	64,463	+12		64,736	57,091	+13	

Ratios

	2003	2002	CHF	LC	2003	2002	CHF	LC
EBITDA as % of sales	27.6	21.7			29.7	28.9		
Operating profit as % of sales	16.1	11.7			20.1	18.5		
Net income as % of sales	8.4	12.2			11.4	15.9		
Research and development as % of sales	14.7	13.5			15.8	14.7		

Data on shares and non-voting equity securities in CHF

	2003	2002	CHF	LC	2003	2002	CHF	LC
Earnings per share and non-voting equity security (diluted)	1.52	2.14	-29		1.86	2.46	-24	

a) The adjusted figures, which are used in the internal management of the Roche Group, represent the results of the Group's underlying on-going operations. They exclude special items and include only the continuing businesses. See page 69 of the annual financial statements for a full description and page 27 of these interim financial statements for a reconciliation.

b) EBITDA: Earnings before interest and other financial income, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before depreciation and amortisation, including impairment.

LC = local currencies

Chronology, 1st half of 2003

January

Roche and deCODE Genetics identify major genetic risk factors for osteoporosis.
Roche announces agreement to license GeneChip technology from Affymetrix.

February

Agreement signed with DSM for the sale of the Vitamins and Fine Chemicals Division; settlement reached with all direct customers in the United Sates.
Roche moves to expand its leading position in diabetes care by making a tender offer to Disetronic shareholders.
Roche and Chugai announce plan to jointly develop and promote Chugai's promising new rheumatoid arthritis medicine.

March

US FDA approves Fuzeon, first drug to block entry of HIV into immune cells.
Roche Diagnostics and Epigenomics sign broad cancer diagnostics alliance.
To align its financial structure with its operating businesses, Roche establishes a European Medium Term Note programme, issuing euro-denominated bonds with a face value of 750 million euros in April.

April

Roche donates medicine to Brazilian government to fight Chagas disease, which is widespread in Latin America.
European approval for use of NeoRecormon once every two weeks in renal anemia.

May

Roche successfully acquires Disetronic.
FDA authorises start of clinical trials with West Nile virus test – Roche Diagnostics is first company to begin prospective testing for the virus at US blood centres.
Roche and Maxygen establish a broad alliance to develop and commercialise next-generation interferon products for hepatitis.
European Commission issues marketing authorisation for Fuzeon.

June

New study shows MabThera/Rituxan to be highly effective in rheumatoid arthritis.
Roche Diagnostics launches AmpliChip CYP450, the world's first pharmacogenomic test, in the United States.

July

Roche acquires rights to market Genentech's Avastin outside the United States – novel cancer medicine underscores Roche and Genentech's leadership in oncology.
Appellate court reverses punitive damages judgement against Roche and reduces compensatory damages in Igen litigation.
SARS test, developed in record time, launched worldwide for research use.

Letter from the Chairman



Dear Shareholders

The Roche Group posted a very good overall result in the first half of 2003. Not only were we successful in business terms, but we also achieved a number of major clinical breakthroughs with our new medicines – medicines that can help measurably extend survival and contribute to a better quality of life for many patients. Our core Pharmaceuticals and Diagnostics Divisions both generated sales growth well above the market average while continuing to improve profitability. Financial income, on the other hand, was lower than in the first half of 2002, mainly because of last year's non-recurring gains on the sale of our stake in LabCorp. Net income was once again well within the profit zone, following the one-time loss recorded for 2002. We achieved the ambitious milestones we set ourselves for the first half of 2003. Based on our results for the first six months, we expect to at least meet the full-year sales and earnings guidance we released early this year.

Combined sales in our core Pharmaceuticals and Diagnostics Divisions rose 17% in local currencies in the first half of 2003. Owing to the strength of the Swiss franc against the major foreign currencies, sales expressed in Swiss francs increased 6% to 13.9 billion. The Pharmaceuticals Division posted a strong 21% rise in local-currency sales to 10.3 billion Swiss francs. Apart from the successful integration of Chugai in Japan, growth was led by our widely prescribed oncology medicines, which experienced a substantial 36% increase in sales, and by strong performances from other key products, including NeoRecormon, CellCept and Pegasys plus Copegus, our new two-drug combination therapy for hepatitis C. The Diagnostics Division reinforced its global market lead as sales rose 7% in local currencies to 3.6 billion Swiss francs amid weak global market conditions. The division's two most profitable segments, Diabetes Care and Molecular Diagnostics' in-vitro diagnostics business, again made the biggest contributions to sales growth.

Including revenues from vitamins and fine chemicals, Group sales in local currencies advanced 15% to 15.3 billion Swiss francs.

An agreement for the sale of the Vitamins and Fine Chemicals Division to the Netherlands-based DSM group was signed on 10 February 2003. The terms of the agreement were modified in July, with Roche agreeing to amend certain terms because of the continued global downturn in the market for vitamins and fine chemicals and DSM agreeing to waive most of the conditions for closing the sale. The purchase

price has been reduced by 200 million euros to 1.75 billion euros. In view of the progress that has been made in resolving various antitrust issues with the authorities in Europe and the United States, we expect to close the transaction in the third quarter of this year.

We are particularly pleased about the further marked increase in the Group's operating profitability. Reported operating profit rose 44% in Swiss franc terms, to approximately 2.5 billion Swiss francs. This very strong increase was due partly to the substantial costs reported during the same period last year in relation to a Genentech lawsuit. Even excluding special items and discontinuing operations, however, operating profits in our core pharmaceuticals and diagnostics businesses increased in local currencies by a very substantial 27% and in Swiss franc terms by 15%, reaching a total of 2.8 billion Swiss francs. In addition to our consolidated performance figures, we continue to publish adjusted results that exclude one-time special items and discontinuing businesses. This additional information – which has been part of our financial reporting since 1999 – has consistently been compiled on the basis of a single transparent set of principles and is provided in order to improve the visibility of the Group's underlying operations.

Despite substantially higher spending on new drug launches and on the many highly promising projects in our development pipeline, the Pharmaceuticals Division continued to improve profitability, recording an operating profit margin of 22.0% in the first half of 2003, compared with 21.0% in the year-earlier period. Profitability in the Diagnostics Division also showed another marked increase, with the operating profit margin climbing 2.7 percentage points to 18.2% and the EBITDA margin advancing 3.2 percentage points to 30.3%. In the past two and a half years we have raised the profitability of our core businesses from 17% to over 20%.

The financial statements for the first half of 2003 show a net financial expense of roughly 370 million Swiss francs, compared with net financial income of about half a billion francs one year ago. The difference is due to the one-time gain of 895 million Swiss francs which Roche recorded last year on the sale of LabCorp shares.

In the past two and a half years we have raised the profitability of our core businesses from 17% to over 20%.

In finance, we made further progress in reducing the share of financial assets held in equities and in restructuring and reducing Group debt. These measures will reduce the volatility of future financial earnings, lower the Group's interest expenses and improve the risk profile of our investment and debt portfolios. Moreover, the Group has increased its ratio of equity (including minority interests) to assets to 44%, up from 40% at the end of 2002.

Net income as reported in the half-year financial statements reached 1.3 billion Swiss francs, while adjusted net income totalled 1.6 billion, marking

the return to a solid earnings performance compared with the second half of 2002. The decline versus the first half of last year was due to the after-tax gain of 582 million Swiss francs on the sale of LabCorp shares included in net income for the earlier period.

The first half-year saw us make significant progress in repositioning the Roche Group as a healthcare leader with innovative core businesses in pharmaceuticals and diagnostics and a solid financial foundation.

During the reporting period Roche continued to implement its strategy effectively and successfully. This is reflected both in the Group's sales figures and in a string of important regulatory and clinical achievements and successful market roll-outs.

During the reporting period Roche continued to implement its strategy effectively and successfully. This is reflected both in the Group's sales figures and in a string of important regulatory and clinical achievements and successful market roll-outs.

- The first six months saw us reinforce our global lead in oncology. Sales of MabThera/Rituxan, Herceptin and Xeloda, three high-growth products that have been shown to extend patient survival, continued to increase strongly. Also, trials with Genentech's Avastin, the first of a new class of anticancer medicines, have yielded excellent clinical data, giving new hope to many patients suffering from colorectal cancer. Roche has acquired the marketing rights to Avastin for all countries except the United States.
- Pegasys did very well during its first months on the market. The product is now approved in over 80 countries and is gaining substantial market share. Combination therapy with Pegasys and Copegus offers a very good chance of a cure in hepatitis C. With its high response rates, low toxicity and once-weekly dosing, this treatment option offers convincing benefits for physicians and patients alike.
- Fuzeon – the first truly innovative HIV medicine in seven years – was available to patients in the United States and Europe within weeks of being approved for use in these markets. There is a significant and growing need for this novel antiretroviral agent, which is effective against HIV strains that have become resistant to other medicines. We are therefore pushing to expand production capacity for Fuzeon to ensure that the greatest possible number of patients have access to the product within the shortest possible time.
- Very encouraging data were obtained in a number of clinical trials in oncology, anemia, transplantation and other therapeutic areas. As a result, eleven projects advanced to the next phase of development.
- We are especially pleased about signing our first in-licensing agreement with Chugai. The decision to jointly develop and promote MRA for rheumatoid arthritis marks an important milestone in the alliance between Chugai and Roche.
- In acquiring the Swiss company Disetronic – the world's second biggest maker of insulin pumps –

Roche Diagnostics has strengthened its position as a pioneering leader in diabetes management. Our product lines now range from meters for glucose self-monitoring to devices for flexible, individualised insulin delivery. Our long-term goal is to develop a fully automated artificial pancreas that will further improve the quality of life of people with diabetes. Roche is working closely with regulators to address complaints by the FDA regarding production processes and documentation at Disetronic.

- The strategic alliance, announced early this year, with California-based Affymetrix has laid the groundwork for one of the next pillars of growth in the Diagnostics Division. This collaboration enables us to exploit the potential of GeneChip technology more fully, for example by developing microarray products that will help tailor treatments to individual patients' needs. This will result in the more efficient use of healthcare resources and reduce costs.
- Reversing a lower court judgement in the licensing dispute with Igen, a US circuit court of appeals has set aside an earlier award of punitive damages and significantly reduced an award of compensatory damages against Roche. The circuit court's decision confirms that Roche did not materially breach its licensing agreement with Igen. At the same time, the court upheld a finding allowing Igen to terminate the agreement. We are currently reviewing the decision in detail and will then decide what action to take next.

The achievements of our operating divisions, our continued profitability gains and expanding global market leadership in oncology and in-vitro diagnostics and our strong development pipeline have left Roche even better equipped for sustainable organic growth.

I would like to take this opportunity to express my sincere appreciation to all Roche employees for their dedication and professionalism.

With its tight focus on healthcare and its extensive network of alliances, Roche is very well positioned to meet the challenges of tomorrow's healthcare market. The progress and achievements reported both by Roche and by its partners Genentech and Chugai have strengthened our conviction that we are steering the right course. We will continue to vigorously implement our strategy for delivering long-term value to patients, physicians, employees and shareholders.



Franz B. Humer

Group and Divisional Results

Roche Group

Group sales grow ahead of the market; profitability of core businesses improves further. The Roche Group's core Pharmaceuticals and Diagnostics Divisions posted combined sales of 13.9 billion Swiss francs in the first half of 2003. This was equivalent to a year-on-year growth rate of 17% in local currencies and 6% in Swiss francs. The integration of Chugai contributed roughly 8 percentage points to the increase in local currency sales. Both core businesses grew faster than their respective markets.

On an adjusted basis, operating profit in local currencies rose 27% to 2.8 billion Swiss francs. Expressed in Swiss francs, operating profit was up by a solid 15%, despite the weak dollar.

Adjusted gross cash flow (EBITDA) increased by 21% in local currencies to over 4 billion Swiss francs, while the EBITDA margin gained roughly an additional percentage point, to reach 29.7%.

Pharmaceuticals

Successful new products; key milestones achieved. Sales in the Pharmaceuticals Division increased by an impressive 21% in local currencies in the first half of 2003 (+9% in Swiss francs), with Roche, Genentech and Chugai all contributing to growth. Sales of Roche prescription medicines grew nearly three times as fast as the market. Even excluding Chugai, the division's prescription medicines business outpaced the global pharmaceuticals market. The division's operating profit margin improved, despite the higher costs incurred for the launch of Pegasys and Fuzeon and despite continued generic erosion of Roaccutane/Accutane sales.

The division posted solid sales results in all key regions. In North America, Japan and Europe prescription sales advanced ahead of the market. In Latin America sales declined significantly less than the market as a whole.

Oncology – strong sales and outstanding clinical results. Roche's cancer medicines generated sales of 2.9 billion Swiss francs in the first six months of this year, achieving a growth rate[1)] of 36%. Our leading oncology portfolio[2)] accounts for approximately one-third of our prescription drug sales. MabThera/Rituxan, Herceptin and Xeloda were the main growth drivers.

MabThera/Rituxan, the world's first therapeutic monoclonal antibody for non-Hodgkin's lymphoma (NHL), continues to post strong double-digit sales growth. Sales of the product for both indolent and aggressive NHL are expected to benefit from recently published data from clinical trials. Moreover, promising early data from phase II trials show MabThera/Rituxan to be both effective and well-tolerated in rheumatoid arthritis.

Herceptin, a product prescribed for the targeted treatment of advanced breast cancer, likewise continued to experience strong double-digit sales growth in all key regions.

1) All growth rates in local currencies.
2) Oncology portfolio: MabThera/Rituxan, Herceptin, Xeloda, Bondronat, Kytril, Furtulon, Neupogen, NeoRecormon (25%), Roferon-A (60%), Neutrogin, Picibanil.

Xeloda sales were also up significantly for the first six months of the year. This oral tumour-activated medicine is used to treat breast and colorectal cancer. In May the National Institute for Clinical Excellence (NICE) in the United Kingdom endorsed the use of Xeloda in both these indications.

Kytril, which is used to control nausea and vomiting, increased its share of the anti-emetics market, helped by a moderate rise in sales. These gains can be ascribed to the product's high efficacy, safety and convenience.

Anemia – patients benefit from new dosing regimen. Sales of NeoRecormon, our leading product for anemia, showed another strong increase in the first half of this year. NeoRecormon is now the European market leader for the treatment of anemia in patients with renal disease. In April the European authorities approved a new regimen of one dose every two weeks in stable dialysis patients. Safety concerns relating to a competitor's product had a positive impact on NeoRecormon sales. NeoRecormon is playing an increasingly important role in the management of anemia in cancer patients, a trend reflected by the 39% rise in sales of the product in this segment. In Japan Chugai's anti-anemia product Epogin generated 365 million Swiss francs in sales revenues.

Transplantation – outstanding efficacy and safety drive growth. Helped by a strong first-half performance, CellCept consolidated its position as the preferred agent for immunosuppressive therapy in transplant patients. Recent clinical data have reaffirmed the medicine's high efficacy and low toxicity. Treatment with CellCept has been shown to minimise the risk of patients developing post-transplant malignancies.

Key figures in the Pharmaceuticals Division

	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales[1]	10,311	9	21	100
– Roche worldwide prescription group[1]	9,443	9	21	92
– OTC	868	10	18	8
EBITDA[2]	3,177	8	20	30.8
Operating profit[2]	2,272	14	24	22.0

1) Sales figures are adjusted to include reclassification of sales to the Vitamins and Fine Chemicals Division.
2) On an adjusted basis.

Roche worldwide prescription group


Japan +239%
Others +6%
Latin America –1%
Europe +7%
North America +12%

Sales by region: Change from previous year (in local currencies)

Thanks to its convenience and high potency, Valcyte is on track to replace Cymevene as the standard of care for the treatment and prevention of cytomegalovirus eye infections (CMV retinitis) in immunocompromised patients. In May Valcyte was approved in Europe for use in solid organ transplant recipients, and US approval in this major indication is expected later this year.

Virology – successful roll-out of new medicines. Pegasys combined with Copegus, Roche's highly effective two-drug regimen for hepatitis C, is

Top-selling products in the Roche worldwide prescription group

Product	Sales for 1st half of 2003 in millions of CHF	% change in CHF	% change in local currencies
MabThera/Rituxan[1]	1,299	19	38
NeoRecormon, Epogin[2]	970	119	130
Rocephin	712	–22	–10
CellCept	629	13	28
Herceptin[1]	557	19	33
Pegasys + Copegus	335	1495	1650
Xenical	317	–22	–14
Roaccutane/Accutane	297	–48	–40
Xeloda	280	31	51
Nutropin, Protropin[1]	220	–9	11
Kytril	200	–7	5
Dilatrend	187	17	19
Pulmozyme[1]	159	–1	13
Neutrogin[3]	151	–	–
Activase, TNKase[1]	141	–8	10

1) Jointly marketed by Roche and Genentech.
2) Jointly marketed by Roche and Chugai.
3) Marketed by Chugai.

See 2002 Annual Report for generic names and indications.

now approved in over 80 countries worldwide. Pegasys has already gained significant market share in many markets, including the United States. In the first half of this year combined sales of Pegasys and Copegus had already reached 335 million Swiss francs, despite the fact that the products were not launched in France and Italy until April and June, respectively. A Japanese filing is currently receiving fast-track review, with approval expected by the end of this year.

Fuzeon, the first HIV fusion inhibitor, was approved by the US and EU authorities in March and May, respectively, and was rolled out very quickly in both regions. Fuzeon prevents HIV from entering human cells and, because of its novel mechanism of action, has proven extremely effective even in patients who no longer respond to other antiretroviral therapies. Production capacity for Fuzeon is being steadily expanded to meet the anticipated demand. Good progress is also being made in negotiations for reimbursement approval. Switzerland approved the product for marketing and reimbursement in May.

Sales of the protease inhibitors Viracept, Invirase and Fortovase were down approximately 6% from the first half of 2002 as a result of further price reductions granted to developing countries and competitive pressure from new HIV medicines. Invirase and Fortovase have returned to growth (+15%) in the important US market, however, thanks to positive new data from clinical trials.

Sales of Tamiflu rose +120% for the half, as Japan experienced its worst flu outbreak in ten years. The product became available for the first time in Europe during the 2002–2003 flu season.

Other key products. Rocephin sales declined as a result of growing pressure from generics in Europe and a modest first-quarter performance in the United States. However, the product still remains the world's number one parenteral antibiotic.

As expected, sales of Roaccutane/Accutane fell significantly. Generic competition in the United States and Europe and a general downturn in the anti-acne segment both contributed to the decline. However, the product continues to command a 50% market share in both these regions.

While Xenical sales were down for the period, they showed less of a decline than the market for prescription weight loss medicines as a whole. One of the main reasons for the general downturn in this segment is the hesitancy of regulatory authorities to approve reimbursement. In the first half of this year we made further progress on this front, obtaining reimbursement approval for Xenical in Sweden and Switzerland. Data from an ongoing trial have shown that Xenical can reduce the risk of type 2 diabetes.

Sales of Dilatrend, now the top-selling beta-blocking agent for chronic heart failure, hypertension and coronary artery disease, continue to grow by double-digits. The product has benefited from a wealth of positive clinical data, including the recently released results of a study in which Dilatrend was shown to save significantly more lives than a conventional beta-blocker.

Roche and GlaxoSmithKline are co-developing Boniva (ibandronate), a potent new medicine for the treatment and prevention of osteoporosis. A once-daily oral formulation was recently approved in the United States and is now under review by the European regulatory authorities. Development work on additional formulations is progressing well.

In June Genentech received FDA clearance to market Xolair, a monoclonal antibody for allergic asthma. It is the first of a new class of agents for the treatment of allergic diseases. A US launch is expected within the next few weeks.

Major approvals in the first half of 2003

Fuzeon	Treatment of HIV	US, Europe, Switzerland
NeoRecormon	Administration once every two weeks in renal anemia	Europe
Boniva	Postmenopausal osteoporosis	US
Valcyte	Prevention of CMV retinitis in solid organ transplant recipients	Europe
Xolair[1]	Asthma	US
Xeloda	Breast cancer	Japan

1) Genentech

Development projects on track; very good results seen in clinical trials.
The first half of 2003 was highlighted by impressive progress in our development portfolio and the publication of convincing data on numerous projects. A number of Roche-managed projects advanced to the next phase of development.

In addition, we announced agreements to collaborate on a range of products, including an agreement to jointly develop and promote Chugai's highly promising new rheumatoid arthritis medicine, MRA. This is the first collaboration of its kind between Roche and Chugai.

Under an agreement between Roche and Genentech, the two companies will jointly develop and commercialise Avastin, an extremely promising medicine for cancer. Data published recently by Genentech from a phase III study exceeded expectations, providing an impressive validation of the novel mechanism of action of Avastin in colorectal cancer and possibly in other types of cancer. The FDA has included Avastin in its fast-track programme, which is designed to facilitate the

development and expedite the approval of promising new medicines for life-threatening diseases.

Work on other important projects in key therapeutic areas is moving ahead as planned. These include Tarceva and pemtumomab in oncology; Pegasys for hepatitis B and the second-generation HIV fusion inhibitor T-1249 in virology; ISA247 in transplantation medicine; and CERA for anemia.

Information on Roche's development pipeline is available on the Internet at http://www.roche.com/home/investor/inv-pipeline.htm.

Consumer health products – steady progress. Sales of Roche's non-prescription (OTC) medicines rose 18% in local currencies (+10% in Swiss francs) to 868 million Swiss francs as a result of the integration of Chugai.

After suffering from the effects of the economic crisis in Latin America, Roche Consumer Health returned to growth in the first half-year, with sales (excluding Chugai OTC) increasing 3% in local currencies in a flat market. Strong sales performances were reported in Asia and Eastern Europe. Our major OTC brands, particularly Redoxon and Bepanthen, posted above-average growth. Chugai's OTC sales in Japan were in line with expectations.

The operating profit margin on OTC sales declined to 16.2%. Apart from negative foreign currency impacts, the lower profitability of Chugai's OTC business and investments to develop orlistat (Xenical) as an OTC product were the main factors for the decrease.

Diagnostics

Division continues to grow significantly faster than the market. In the first half of 2003 sales by the Diagnostics Division once again advanced well ahead of the market, rising 7% in local currencies (-1% in Swiss francs). The division was thus able to further expand its global market lead.

Sales growth remained strongest in the division's two most profitable segments, Diabetes Care and Molecular Diagnostics' in-vitro diagnostics business. The division's operating profit margin again increased significantly, from 15.6% at the end of 2002 to 18.2%. Sales growth in the Asia–Pacific and Iberia regions was well into the double digits. Here, as in Europe and North America, revenues expanded far faster than the market.

The acquisition of Disetronic – the world's second biggest manufacturer of insulin pumps – was a major strategic move towards strengthening the market leadership of our **Diabetes Care** unit. The addition of this new business enables Roche to develop comprehensive solutions for the diagnosis, treatment and management of diabetes. Roche has initiated all necessary steps in response to complaints by the FDA regarding production processes and documentation at Disetronic. These issues were known to Roche at the time of the acquisition, and Roche is working closely with the FDA to resolve them. The planned launch of a new generation of insulin pumps in the second half of 2004 will not be affected. Owing in particular to the Accu-Chek systems Compact, Advantage and Active, we consolidated our lead in the blood glucose

monitoring segment. Diabetes Care expects additional growth to be generated by the roll-out of new versions of its well-established Accu-Chek blood glucose meters and the launch of an improved test strip for Accu-Chek Compact.

Near Patient Testing maintained its market lead in coagulation monitoring and primary care (compact systems for doctors' offices). The upcoming roll-out of a new generation of urinalysis systems is expected to spur additional growth. Cardiac assays and the OMNI C blood gas analyser were once again among our best-selling rapid diagnostic products for use in emergency rooms and intensive care units. We anticipate similarly strong demand for our newly introduced multifunctional OMNI S analyser. The non-clinical drug-of-abuse testing and OPTI systems businesses were sold in the first quarter.

Centralized Diagnostics outperformed the market by a substantial margin, with the Elecsys and Integra product lines once again delivering double-digit sales growth. The Modular Analytics SWA system also continues to be very well received in the marketplace. Sales of the highly innovative Elecsys proBNP, the first fully automated commercial test for diagnosing heart failure, are exceeding expectations.

Molecular Diagnostics posted another double-digit (20%) rise in sales of in-vitro diagnostic tests. As expected, however, sales to industrial customers, which account for a relatively small percentage of revenues, declined. Blood-screening tests and

Key figures in the Diagnostics Division

	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	3,569	-1	7	100
- Diabetes Care	1,280	4	14	36
- Near Patient Testing	271	-9	-1	8
- Centralized Diagnostics	1,286	-1	6	36
- Molecular Diagnostics	481	-2	8	13
- Applied Science	251	-15	-6	7
EBITDA	1,082	10	20	30.3
Operating profit	650	16	29	18.2

Sales by region: Change from previous year (in local currencies)



Asia-Pacific +21%
Japan +3%
Others -35%1)
Europe +7%
North America +10%
Iberia/Latin America +9%

1) Decline in sales to industrial customers

PCR-based tests for sexually transmitted diseases, HIV/AIDS and hepatitis C were the growth drivers in this business area. In May the FDA authorised the use in clinical trials of the first fully automated blood-screening test for West Nile virus, and in mid-July Roche launched a reliable test to detect the causative virus of severe acute respiratory syndrome (SARS) for use in research laboratories. The short development times for these two tests are further examples of the division's high capacity for innovation. Cobas TaqMan 48, which is now available in the United States, is the first PCR analyser tailored to small and medium-sized laboratories. The system can perform tests developed by customers as well as standard PCR-based assays. The GeneChip technology licensed-in from Affymetrix will enable us to develop DNA

microarrays for a wide range of diseases and establish new standards for genetic testing in routine clinical settings. AmpliChip CYP450 is the first product to result from this licensing agreement. It was launched in the United States in June, initially for use by certain specialist diagnostic laboratories. Five additional microarray-based products are slated for launch by the end of 2004. In addition, we have signed a cooperation agreement with Epigenomics to develop a range of tests for the early detection of cancers. The DNA methylation technology used by these tests marks a significant advance in diagnostic accuracy over earlier methods and complements our PCR- and microarray-based technologies.

Applied Science saw its sales decrease overall. The decline was due to the still sluggish economic climate and the weakness of the biotech market, especially in the United States. This business area has established itself globally as a partner in life science research and is focusing on the high-potential genomics and proteomics markets. We expect further growth to result from European approval of a new BSE test and from the launch at the end of 2003 of the MagNA Pure Compact, a nucleic acid purification system that enables isolation and analysis of individual samples.

Outlook

Barring unforeseen events, the Roche Group reaffirms the full-year sales and earnings guidance communicated early this year. Roche expects both sales and operating profit to increase by double-digits in local currencies. The operating profit margin is expected to at least remain stable compared with 2002.

As already announced, the Pharmaceuticals Division expects to see a double-digit increase in full-year sales and operating profit in local currencies. The division remains committed to raising its operating profit margin towards 25% by the end of 2004.

Our oncology portfolio, led by MabThera/Rituxan, Herceptin and Xeloda, will continue to be a key growth driver for the division. The very good clinical data on Avastin suggest that Roche may soon have another major medicine in this important therapeutic area. In addition, the division anticipates strong growth from its newly launched products Pegasys and Fuzeon and from the established products NeoRecormon, Epogin and CellCept.

Following its latest strategic moves – Disetronic and Affymetrix – the Diagnostics Division is now more broadly positioned for continued growth and expansion into new markets. As a result, it is also ideally equipped to play an active role in shaping the diagnostics market and developing the market for health information. The division plans to launch more than ten new products in the second half of the year.

Helped by new product roll-outs and the inclusion of Disetronic in the consolidated results from May on, full-year sales and operating profit in the division are expected to rise by double-digits in local-currencies. Roche Diagnostics also reaffirms its goal of achieving an operating profit margin of slightly over 20% in 2006.

Financial Review

Income statement in millions of CHF

	Figures reported in the interim financial statements			Figures reported on an adjusted basis		
	Six months ended 30 June			Six months ended 30 June		
	2003	2002	% change	2003	2002	% change
Sales	15,327	14,737	+4	13,880	13,107	+6
Cost of sales	(4,293)	(4,236)	+1	(3,214)	(3,125)	+3
Gross profit	11,034	10,501	+5	10,666	9,982	+7
Marketing and distribution	(4,342)	(4,058)	+7	(4,155)	(3,847)	+8
Research and development	(2,260)	(1,990)	+14	(2,195)	(1,931)	+14
Administration	(704)	(615)	+14	(659)	(563)	+17
Amortisation						
- Goodwill	(238)	(257)	-7	(238)	(256)	-7
- Other intangible assets	(497)	(517)	-4	(497)	(508)	-2
Impairment of long-term assets	-	(2)	-	-	(2)	-
Pharmaceuticals Division restructuring	-	(65)	-	-	-	-
Vitamins and Fine Chemicals Division	(375)	-	-	-	-	-
Major legal cases	-	(778)	-	-	-	-
Other operating income (expense), net	(144)	(502)	-71	(133)	(455)	-71
Operating profit	2,474	1,717	+44	2,789	2,420	+15
Financial income (expense), net	(367)	520	-	(349)	612	-
Profit before taxes	2,107	2,237	-6	2,440	3,032	-20
Income taxes	(675)	(573)	+18	(711)	(890)	-20
Profit after taxes	1,432	1,664	-14	1,729	2,142	-19
Income applicable to minority interests	(125)	148	-	(126)	(47)	+168
Share of result of associated companies	(18)	(11)	+64	(18)	(11)	+64
Net income	1,289	1,801	-28	1,585	2,084	-24
Diluted earnings per share and non-voting equity security (CHF)	1.52	2.14	-29	1.86	2.46	-24

The adjusted figures, which are used in the internal management of the Roche Group, represent the results of the Group's underlying on-going operations. They exclude special items and include only the continuing businesses. See page 69 of the annual financial statements for a full description and page 27 of these interim financial statements for a reconciliation.

Overview of interim results

The 2003 first half results of the Roche Group show continuing progress in the core Pharmaceuticals and Diagnostics businesses. Local currency sales in the core businesses were up by 17%, with approximately 9% due to organic growth and 8% due to the acquisition of Chugai. Local currency operating profit growth was 27%, which was driven by the sales growth, particularly in high margin products and business areas, and lower other operating expenses. Operating costs increased mainly due to the Chugai integration, launch expenses and higher research and development expenses.

The strength of the Swiss franc relative to other major currencies had a negative impact on the results. This was particularly noticeable for the US dollar with an average rate of 1.35 CHF in the first six months of 2003 compared to 1.64 CHF in the same period of 2002. As a result the 27% increase in the operating profit of the core businesses translates into a 15% increase in Swiss franc terms.

Within the reported 2003 half-year results the positive results from the core businesses are offset by the impacts of the divestment of the Vitamins and Fine Chemicals business, including an impairment charge of 375 million Swiss francs. On 9 July 2003 the substantial damages awarded against Roche in the Igen litigation were reversed. At the date of approval of the 2003 interim financial statements, the judgement was not yet effective and the Group was in negotiations with Igen. Therefore the potential financial impacts of the judgement are not reflected in the interim results. The reported results in the same period of 2002 included 778 million Swiss francs of legal expenses for the City of Hope Medical Center litigation at Genentech.

Net financial income decreased relative to 2002 as the comparative period includes 895 million Swiss francs of gains on LabCorp. Excluding these gains, financial income was at the same level as 2002. The lack of a strong recovery in equity prices resulted in impairment losses of 277 million Swiss francs. This impairment mostly arose from equities that experienced significant falls in the second half of 2002, but which under the Group's six-month 25% rule are only now considered as impaired. Co-incidentally, these impairment losses were compensated for by gains of 277 million Swiss francs from the successful management of currency positions.

The decrease in net income of 512 million Swiss francs is also due mainly to the comparative result including 582 million Swiss francs of after-tax gains in respect of LabCorp sales in the first half of 2002.

The efforts to reposition Roche as a leading healthcare company with the two successful core businesses of Pharmaceuticals and Diagnostics on a solid financial platform continued as planned. The main achievements during the first half of 2003 are described below.

Roche Group repositioning

Chugai

Chugai is now a fully integrated part of the Roche Group adding approximately 8% to the Group's local sales growth. Chugai's sales show a certain seasonality, as in the Japanese healthcare industry results for the quarter ended 31 December are typically higher due to hospitals and wholesalers stocking up prior to the Japanese holiday period. Sales in the first quarter are correspondingly lower.

Chugai announced further details of their restructuring plan and recorded restructuring expenses totalling 25 million Swiss francs on an International Financial Reporting Standards (IFRS) basis for the period to 30 June 2003. Chugai expects that the restructuring programme will be substantially completed by 31 December 2003 and the costs recorded in the interim period will be offset by a book gain on the disposal of certain assets in the second half of 2003. The remaining 49 million Swiss francs of the fair value write-up of inventories held by Chugai at the date of acquisition were written-off in the first quarter of 2003.

Disetronic

The acquisition of Disetronic to strengthen the Diabetes Care business of Diagnostics has been completed and the results of Disetronic from 2 May 2003 onwards have been included in the Roche Group's results. Following the acquisition, a restructuring programme was announced with expected total costs in the order of 40 million Swiss francs. These costs were recorded as other operating expenses.

Vitamins and Fine Chemicals business

The sale of the Vitamins and Fine Chemicals business to DSM is progressing and is expected to close in the third quarter of 2003. The transaction price has been reduced by 200 million euros which reflects adverse developments in the worldwide vitamins and fine chemicals market. Further arrangements were put in place regarding utilisation of certain assets and certain purchasing contracts as well as adopting DSM as a preferred supplier for pharmaceutical ingredients. As a consequence an additional impairment to the net assets of the division of 375 million Swiss francs has been recorded. In the meantime the results of the business continue to be included in the Roche Group's results, however they are excluded from the adjusted results. During the interim period payments for 568 million Swiss francs were made in respect of the vitamin case, which includes final payments for 403 million US dollars to settle the vitamin case with direct customers in the US. These settlements were already provided for in the 2002 financial statements.

Major legal cases

On 9 July 2003 the substantial damages awarded to Igen were reversed by the United States Court of Appeals for the Fourth Circuit. In total the Court eliminated 486 million US dollars of the 505 million US dollars judgement entered against Roche Diagnostics GmbH (RDG). The Court left intact the jury's award of the remaining damages and the finding that Igen may terminate the License Agreement with RDG. Igen has notified RDG that Igen will terminate the License Agreement. RDG and Igen are in negotiations to resolve the outstanding issues between the two parties. As at the date of approval of these interim financial statements, the negotiations with Igen had not been concluded and the judgement was not yet effective. Accordingly, due to the uncertainties involved, the balance sheet as at 30 June 2003 has not been adjusted for the possible effects of this judgement.

In March 2002 RDG paid 606 million US dollars into a collateral deposit account in relation to the Igen litigation. This amount, which is equivalent to 822 million Swiss francs at 30 June 2003, is reported as restricted cash within financial long-term assets. Following entry of the final judgement this amount, after deduction of the remaining damages plus interest, will become available.

There were no significant developments in the City of Hope Medical Center litigation during the first half of 2003. With regard to the Tanox arbitration, Genentech is continuing to work through the arbitration process with Tanox. The earliest the decision will be made is in the third quarter of 2003.

Treasury and Financing

Significant progress was made in the first half of 2003. Steps taken included further restructuring and reduction of the Group's debt, reduction in the proportion of investments held in equity securities and the refinancing of the instruments covering convertible debt obligations.

In March 2003 the 'Bullet' Swiss franc bonds were repaid on their due date with a cash outflow of 1,250 million Swiss francs. In April the 'LYONs II' US dollar notes were redeemed with a cash outflow of 1,830 million Swiss francs. The Group has launched a European Medium Term Note programme, and the first issue of 4% euro-denominated bonds with a principal amount of 750 million euros (net proceeds of 1,103 million Swiss francs) was made in April 2003. This programme will refinance existing short-term debt with long-term financing. These steps will reduce both interest expenses and the risk profile of debt.

The risk profile of financial assets has also been decreased. The portion of financial assets that are held in equities have been further reduced with no net adverse effect to net income. The equities element of available-for-sale marketable securities now amounts to 2.4 billion Swiss francs, compared to 3.7 billion Swiss francs at the end of 2002. Impairment charges for financial assets were 277 million Swiss francs. These mostly arose from the application of the Group's new impairment rules, as those shares that experienced large falls in the second half of 2002 failed to recover sufficiently in the following six months to be above the Group's impairment threshold.

The Group is also in the process of reassessing and refinancing the instruments that cover its potential conversion obligations that may arise from its convertible debt instruments. At 31 December 2002 the Group had reclassified its forward obligations to purchase non-voting equity securities to debt from equity. This was done in anticipation of developments in international accounting. During the interim period the 'LYONs II' convertible bond was redeemed and this freed-up the non-voting equity securities that were covering the potential conversion obligation. These were partly used in the Disetronic acquisition and partly sold. The proceeds were used to close more than half of the forward purchases.

The potential conversion obligation of the 'LYONs V' convertible bonds will in future be covered by Low Exercise Price Options. These do not have future cash commitments and are classified as equity rather than debt. As a result of these transactions the Group will have a stronger and more simplified balance sheet, and the closing of the forward purchases has reduced interest expenses and long-term debt and freed-up the collateral that was supporting the forward purchases. Already at 30 June long-term debt has been reduced by 1.4 billion Swiss francs and long-term assets have been reduced by 0.5 billion Swiss francs. The net cash outflow to date is 1.1 billion Swiss francs. Additional details are given in Note 10 to the interim financial statements.

Operating results in millions of CHF

Sales: Core business sales grew by 17% in local currencies (6% in Swiss francs)

The Roche Group recorded combined sales of 13.9 billion Swiss francs from its two core businesses in the first six months of 2003. This represents an increase of 17% in local currencies (6% in Swiss francs) over the comparable period in 2002. Approximately 9% of the increase was due to organic growth, with 8% due to the integration of Chugai. Growth was driven both by the Pharmaceuticals Division, where the rate of sales growth increased significantly, reaching 21% in local currencies (9% in Swiss francs), and by the Diagnostics Division, which posted a 7% gain in local currencies (-1% in Swiss francs). Including sales by the Vitamins and Fine Chemicals Division, Group sales rose 15% in local currencies (4% in Swiss francs).

	Six months ended 30 June 2003	2002	% change (CHF)	% change (local currencies)
Pharmaceuticals	10,311	9,486	+9	+21
of which				
Total prescription	9,443	8,697	+9	+21
- Roche prescription[a) b)]	6,409	6,653	-4	+5
- Genentech prescription	1,623	1,583	+3	+24
- Chugai prescription[c)]	1,411	461	+206	+239
OTC[d)]	868	789	+10	+18
Diagnostics	3,569	3,621	-1	+7
Sales (adjusted basis)	13,880	13,107	+6	+17
Vitamins and Fine Chemicals	1,520	1,747	-13	-3
Reclassification[a)]	(73)	(117)		
Total sales	15,327	14,737	+4	+15

a) Pharmaceuticals Division sales are adjusted to include the reclassification of sales to the Vitamins and Fine Chemicals Division.

b) Excludes Nippon Roche prescription, which is classified as part of Chugai prescription segment.

c) Consists of Chugai prescription in 2003 and Nippon Roche in 2002.

d) Consists of Roche OTC and Chugai OTC in 2003 and Roche OTC in 2002.

Operating profit: Substantial growth and profitability increase

Operating profit increased by 27% in local currencies (15% in Swiss francs) to 2.8 billion Swiss francs on an adjusted basis, which excludes the Vitamins and Fine Chemicals Division and other special items in both 2003 and 2002. The growth was driven by increased sales, an improved gross profit margin and by substantially lower net other operating expenses. This development was partially offset by increased operating costs, primarily as a result of the Chugai integration, for the marketing of new products such as Pegasys and Fuzeon, and for activities supporting the development of newly in-licensed and opt-in compounds.

	Six months ended 30 June 2003	2002	% change (CHF)	% change (local currencies)
Sales	13,880	13,107	+6	+17
Cost of sales	(3,214)	(3,125)	+3	+14
Gross profit	10,666	9,982	+7	+18
Marketing and distribution	(4,155)	(3,847)	+8	+21
Research and development	(2,195)	(1,931)	+14	+27
Administration	(659)	(563)	+17	+26
Amortisation				
- Goodwill	(238)	(256)	-7	+7
- Other intangible assets	(497)	(508)	-2	+10
Impairment of long-term assets	-	(2)	-	-
Other operating income (expense), net	(133)	(455)	-71	-79
Operating profit (adjusted basis)	2,789	2,420	+15	+27
Adjustment items (see page 27)	(315)	(703)		
Total operating profit	2,474	1,717	+44	+72

Gross profit: Increased by 18% (7% in Swiss francs) to 10.7 billion Swiss francs in the first six months of 2003 compared to the same period in 2002. The gross profit margin improved by 0.6 percentage points to 76.8%. This reflects strong growth in high-margin prescription products and the effects of continuing productivity improvements. In addition the gross profit margin of the first half of 2002 was lower than the first half of 2003 due to additional manufacturing validations, start-up and scale-up costs for Pegasys and Fuzeon, and increased regulatory compliance costs with a number of manufacturing site inspections without any serious issues.

Marketing and distribution: Increased by 21% (8% in Swiss francs) to 4.2 billion Swiss francs. The increase was driven by the support for newly launched products such as Pegasys, Copegus and Fuzeon and their geographic roll-out as well as pre-launch preparation activities at Genentech and Chugai. On Group level, the acquisition of Chugai contributed roughly 35% to local growth. Marketing and distribution as a percentage of sales increased by 0.5 percentage points.

Research and development: Increased by 27% (14% in Swiss francs) to 2.2 billion Swiss francs to support the strong research and development pipelines of the core businesses including in-licensed and opt-in compounds. On Group level, the acquisition of Chugai contributed roughly 50% to local growth. Research and development costs as a percentage of sales on Group level reached 15.8% in the first half of 2003, an increase of 1.1 percentage points over the comparative period in 2002. For Pharmaceuticals, which accounts for almost 85% of the Group's research and development expenses, they increased from 16.9% to 18.0%.

Administration: Increased by 26% (17% in Swiss francs) to 659 million Swiss francs. On Group level, the acquisition of Chugai contributed approximately 55% to local growth.

Amortisation of goodwill: Increased by 7% (-7% in Swiss francs) to 238 million Swiss francs. Goodwill amortisation from the Chugai acquisition was 5 million Swiss francs and from the Disetronic acquisition (since May 2003) was 10 million Swiss francs. Following the implementation of recent accounting changes, companies using accounting principles generally accepted in the United States (US GAAP) no longer amortise goodwill and are required to perform an impairment test at least annually. Roche continues to amortise goodwill, including that held by Genentech, as required by International Financial Reporting Standards (IFRS).

Amortisation of other intangible assets: Increased by 10% (-2% in Swiss francs) to 497 million Swiss francs. The amortisation of other intangible assets of Chugai was 34 million Swiss francs and of Disetronic (since May 2003) 5 million Swiss francs.

Other operating income (expense), net: Decreased by 79% (71% in Swiss francs) to a net expense of 133 million Swiss francs. This reduction was primarily due to 160 million Swiss francs lower foreign exchange losses on receivables in South America and Turkey, approximately 40 million Swiss francs less SAP implementation costs and some income from a litigation settlement.

Divisional results in millions of CHF

Six months ended 30 June 2003	Divisional sales to third parties	EBITDA	EBITDA as % of sales	Operating profit	Operating profit as % of sales
Pharmaceuticals	10,311	3,177	30.8	2,272	22.0
of which					
Total prescription	9,443	3,015	31.9	2,131	22.6
- Roche prescription	6,409	2,095	32.7	1,649	25.7
- Genentech prescription	1,623	719	44.3	353	21.7
- Chugai prescription	1,411	201	14.2	129	9.1
OTC	868	162	18.7	141	16.2
Diagnostics	3,569	1,082	30.3	650	18.2
Other	–	(131)	–	(133)	–
Group total (adjusted basis)	13,880	4,128	29.7	2,789	20.1
Adjustment items (see page 27)	1,447	108	–	(315)	–
Group total	15,327	4,236	27.6	2,474	16.1
Six months ended 30 June 2002					
Pharmaceuticals	9,486	2,942	31.0	1,994	21.0
of which					
Total prescription	8,697	2,779	32.0	1,854	21.3
- Roche prescription	6,653	2,111	31.7	1,627	24.5
- Genentech prescription	1,583	602	38.0	170	10.7
- Chugai prescription	461	66	14.3	57	12.4
OTC	789	163	20.7	140	17.7
Diagnostics	3,621	982	27.1	561	15.5
Other	–	(134)	–	(135)	–
Group total (adjusted basis)	13,107	3,790	28.9	2,420	18.5
Adjustment items (see page 27)	1,630	(587)		(703)	–
Group total	14,737	3,203	21.7	1,717	11.7

Pharmaceuticals

Half-year sales by the Pharmaceuticals Division reached 10,311 million Swiss francs, a very robust gain of 21% in local currencies and of 9% in Swiss francs. EBITDA totalled 3.2 billion Swiss francs, up by 8%, and the EBITDA margin was stable at 30.8%. Operating profit increased by 14% to 2,272 million Swiss francs, representing 22% of sales in the first half of 2003 after 21% in the comparative period of 2002. The higher operating profitability is driven by the sales growth at an improved gross profit margin and lower foreign exchange losses on receivables in South America and Turkey. This was in spite of considerably increased spending for new products and scheduled launches, for the strong research and development pipeline, a seasonally lower profitability of Chugai and Chugai restructuring expenses.

Total prescription: Local currency sales of prescription medicines rose 21% to 9,443 million Swiss francs (9% in Swiss francs). Apart from the integration of Chugai, growth was once again driven by Roche's successful oncology products. Other products contributing to the strong sales growth included NeoRecormon, CellCept and Pegasys/Copegus, Roche's new combination therapy for hepatitis C. Sales of the antibiotic Rocephin and the acne medicine Roaccutane/Accutane declined in local terms by 10% and 40% respectively, due mainly to the impact of generic competition. Xenical sales decreased by 14%, which is less than the decline in the market for prescription weight loss medicines. The operating profit margin of the Roche prescription business increased by 1.2 percentage points to 25.7% due to an improved gross profit margin and substantially lower exchange rate losses on receivables in South America and Turkey. The gross profit margin increase was partially a result of the first half 2002 additional manufacturing validations, start-up and scale-up costs for Pegasys and Fuzeon, and increased regulatory compliance costs with a number of manufacturing site inspections. These positive effects were partially offset by the support for newly launched products such as Pegasys/Copegus and Fuzeon and increased costs for the strong research and development pipeline. The Genentech prescription business continues to have very strong sales and profit growth. The EBITDA margin increased to 44.3% as a result of increased sales and the receipt of a milestone payment from a research collaboration partner. The EBITDA margin of Genentech underlines their strong contribution to the Group's operating cash generation. The Chugai prescription business posted an operating profit of 129 million Swiss francs, and the EBITDA margin was 14.2%, compared to 14.3% in the comparative period. Higher sales at an improved gross profit margin enabled Chugai to maintain their EBITDA margin at the 2002 half-year level in spite of 25 million Swiss francs restructuring expenses, which were recorded in the first half of 2003. The lower margins in the first half of 2003 compared to the margins of the second half of 2002 are basically due to the restructuring expenses and a certain sales seasonality, as in the Japanese healthcare industry sales for the quarter ended 31 December are typically strong due to hospitals and wholesalers stocking up prior to the Japanese holiday period. Sales in the first quarter are correspondingly lower.

OTC: Sales of non-prescription medicines rose 18% in local currencies (10% in Swiss francs) to 868 million Swiss francs primarily as a result of the integration of Chugai. Operating profit increased by 1% to 141 million Swiss francs, the operating profit margin declined by 1.5 percentage points to 16.2%. The lower profitability is due to a lower profitability of Chugai OTC and development expenses for the potential OTC status of orlistat (Xenical).

Diagnostics

Sales increased by 7% in local currencies, again well ahead of the market growth, driven by Diabetes Care and Molecular Diagnostics. The downturn in biotech research negatively impacted the growth rates of Applied Science and Molecular Diagnostics, and the divestment of the non-clinical Drug-of-Abuse-Testing business and OPTI product lines negatively impacted the growth rate of Near Patient Testing. On a Diagnostics business level, the sales growth impact of these divestments were broadly compensated by the acquisition of Disetronic. Operating profit increased by 16% to 650 million and EBITDA by 10% to 1,082 million Swiss francs. Profitability again improved with the operating profit and EBITDA margins up by 2.7 and 3.2 percentage points to 18.2% and 30.3% respectively. Increased operating costs, in particular for expected upcoming launches and research and development, were financed by lower net other operating expenses as a result of reduced SAP implementation costs and foreign exchange losses on receivables in South America and Turkey, gains from continuing product portfolio and asset realignments and a litigation settlement income from Bayer.

Other

The result of 'Other' consists of the costs of Corporate Headquarters.

Financial income (expense), net

Reported net financial income decreased to a net expense of 367 million Swiss francs from a net income of 520 million Swiss francs in the same period in 2002. However the comparative result includes a gain of 895 million Swiss francs from the sale of LabCorp shares. Excluding LabCorp, financial income for the same period of 2002 was a net expense of 375 million Swiss francs. The adjusted result excludes net financial expenses of 18 million Swiss francs (2002: 92 million Swiss francs) attributable to the Vitamins and Fine Chemicals business.

Apart from LabCorp, the main impacts are the impairment of financial assets of 277 million Swiss francs and net foreign exchange gains/losses, which co-incidentally show a net gain of 277 million Swiss francs. The movements against the Swiss franc of both the US dollar and the euro were as anticipated by the Group's transaction exposure in these currencies.

Net income from equity securities during the interim period was a loss of 197 million Swiss francs. This result includes impairment charges of 277 million mainly relating to equity securities that as at 31 December 2002 had a market value below the Group's 25% limit but for less than a sustained six-month period. Excluding these impairment charges, equity securities made a positive contribution of 80 million Swiss francs. Interest income was 122 million Swiss francs, a decrease of 46% relative to the prior year caused by falls in interest rates and lower holdings of debt securities. Interest expense fell by 11% to 578 million Swiss francs. The fall in interest rates has less impact here, as the amortisation rates on the discount on debt instruments are fixed. A full breakdown of net financial income is given in Note 8 to the interim financial statements.

Income taxes

The Group's core businesses' effective tax rate remained stable at 29% during the interim period. The reported effective tax rate was 32% due to the tax effects of the charges for the Vitamins and Fine Chemicals Division. A full reconciliation of the tax charge is given in Note 9 to the interim financial statements.

Associated companies and minority interests

Income applicable to minorities increased, due to the continually improving contribution to net income made by Genentech. 91 million Swiss francs of the income applicable to minorities relates to Genentech and 34 million Swiss francs relates to Chugai. The result of associates was not significant.

Net income

Overall net income decreased by 512 million Swiss francs or 28% on a reported basis and by 499 million Swiss francs or 24% on an adjusted basis. This is mainly due to the comparative result including 582 million Swiss francs of after-tax gains in respect of LabCorp sales in the first half of 2002.

Cash flows and net liquidity in millions of CHF

Cash flow statement

	Six months ended 30 June 2003	2002
Cash generated from business operations	4,514	4,250
Costs of major legal cases paid	(568)	(2,574)
Operating cash flows	(1,074)	(352)
Operating activities before income taxes	2,872	1,324
Income taxes paid (all activities)	(32)	(805)
Operating activities	2,840	519
Financing activities	(5,661)	(3,630)
Investing activities	2,926	2,434
Net effect of currency translation on cash	(29)	(110)
Increase (decrease) in cash	76	(787)

The Group's operations continued to show strong operating cash generation of 4.5 billion Swiss francs, driven by continued growth in EBITDA. Cash flows from operations improved greatly when compared to the same period in 2002. This is due to lower vitamin case payments in 2003, and the inclusion in 2002 of the 1 billion Swiss francs payment into a collateral account in relation to the Igen litigation. There was also a much lower cash outflow in respect of income taxes, as the large income tax receivables recorded at the end of 2002 were recovered from the tax authorities.

The most significant financing cash flows were the dividend payment of 1.2 billion Swiss francs, the 3.1 billion Swiss francs repayment of the 'Bullet' bonds and 'LYONs II' notes and the 1.1 billion Swiss francs proceeds from the first issue from the Group's European Medium Term Note programme, which refinanced existing short-term debt. The refinancing of the instruments covering convertible debt obligations resulted in a cash outflow of 1.1 billion Swiss francs.

Investing cash flows include increased expenditure on property, plant and equipment and intangible assets. There was a net cash outflow from the Group's portfolio of marketable securities in order to fund the purchase of Disetronic, the debt repayments and the vitamin case payments.

The demerger of the Vitamins and Fine Chemicals Division will not be completed until later in 2003, and therefore the division's cash flows are still included in the above figures.

Net liquidity

	30 June 2003	31 December 2002
Cash and marketable securities	11,776	15,825
Financial long-term assets	3,032	3,672
Derivative financial instruments, net	107	223
Own equity instruments	3,060	3,230
Financial assets	17,975	22,950
Long-term debt	(10,227)	(14,167)
Short-term debt	(7,895)	(8,183)
Total debt	(18,122)	(22,350)
Net liquidity	(147)	600

Net liquidity decreased during the first half of 2003, with the outflows for the dividend payment, the acquisition of Disetronic and the refinancing of the instruments covering convertible debt obligations being partly offset by cash flows from operating activities. The repayment of the 'Bullet' bond and 'LYONs II' notes and the first proceeds from the European Medium Term Note programme affect both debt and cash and therefore have no net effect. The 'LYONs III' and 'LYONs IV' notes, with a total book value of 3.5 billion Swiss francs, are now reclassified to short-term from long-term debt as they are redeemable at the option of the Group in May 2004 and January 2004 respectively.

Balance sheet in millions of CHF

	30 June 2003	31 December 2002	% change
Long-term assets	33,125	33,143	0
Current assets	27,036	30,852	-12
Total assets	60,161	63,995	-6
Equity	21,391	20,810	+3
Minority interests	5,207	4,963	+5
Non-current liabilities	18,966	22,850	-17
Current liabilities	14,597	15,372	-5
Total equity, minority interests and liabilities	60,161	63,995	-6

Foreign currency translation effects: The US dollar weakened against the Swiss franc and so there was a general fall in the Swiss francs values across the balance sheet. This was partly compensated for by the strengthening of the euro. Overall currency translation losses of 191 million Swiss francs were recorded in equity.

Provisions and litigation: Payments of 568 million Swiss francs in respect of the vitamin case reduced current assets and current liabilities. There were no other significant movements.

Financing: The repayment of the 'Bullet' bonds and 'LYONs II' notes decreased short-term debt by 3.1 billion Swiss francs and the proceeds from the European Medium Term Note programme increased long-term debt by 1.1 billion Swiss francs. The 'LYONs III' and 'LYONs IV' notes, with a book value of 3.5 billion Swiss francs, are now shown as short-term debt. The refinancing of the instruments covering convertible debt obligations reduced long-term debt by 1.4 billion Swiss francs.

Equity: The most significant movements were the 1.2 billion Swiss dividend payment, the net income of 1.3 billion Swiss francs and the increase in equity of 240 million Swiss francs for the own equity instruments used in the Disetronic acquisition.

Other movements: Financial long-term assets were reduced by 0.5 billion Swiss francs as most of the collateral supporting the instruments covering convertible debt obligations was released. The acquisition of Disetronic increased goodwill and other intangible assets by 1.2 billion Swiss francs and decreased current assets by 0.9 billion Swiss francs.

Strong financial condition: The Group remains solidly financed, with equity (including minority interests) representing 44% of total assets. 76% of assets are financed long-term.

Reconciliation of reported figures to adjusted basis in millions of CHF

Reference numbers indicate corresponding Notes to the Interim Consolidated Financial Statements.

Six months ended 30 June 2003	Sales to third parties	EBITDA	Operating profit	Net income
As reported in the interim consolidated financial statements	15,327	4,236	2,474	1,289
Gains or losses on fully consolidated subsidiaries or associated companies				
Impact of fair value adjustment to Chugai inventories[5]	–	49	49	49
Discontinuing operations				
Results of Vitamins and Fine Chemicals Division prior to demerger[6]	(1,520)	(157)	(109)	(63)
Reclassification of inter-company sales to Vitamins and Fine Chemicals Division as sales to third parties[6]	73	–	–	–
Impairment of net assets of Vitamins and Fine Chemicals Division[6]	–	–	375	375
Income taxes	–	–	–	(65)
Results on an adjusted basis	13,880	4,128	2,789	1,585

Six months ended 30 June 2002	Sales to third parties	EBITDA	Operating profit	Net income
As reported in the interim consolidated financial statements	14,737	3,203	1,717	1,801
Discontinuing operations				
Results of Vitamins and Fine Chemicals Division prior to demerger	(1,747)	(256)	(140)	(39)
Reclassification of inter-company sales to Vitamins and Fine Chemicals Division as sales to third parties	117	–	–	–
Major restructuring				
Non-recurring costs of 'Re-shaping for Future Growth' initiative	–	65	65	65
Legal cases				
Additional charges in respect of Genentech legal cases	–	778	778	778
Income taxes	–	–	–	(330)
Minority Interest	–	–	–	(191)
Results on an adjusted basis	13,107	3,790	2,420	2,084

The concept of the adjusted basis is described on page 69 of the annual financial statements.

Interim Consolidated Financial Statements

Reference numbers indicate corresponding Notes to the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements are unaudited. The Interim Consolidated Financial Statements have been reviewed by the Group's auditors and their review report is on page 42.

Consolidated income statement in millions of CHF

	Six months ended 30 June 2003	2002
Sales	15,327	14,737
Cost of sales	(4,293)	(4,236)
Gross profit	11,034	10,501
Marketing and distribution	(4,342)	(4,058)
Research and development	(2,260)	(1,990)
Administration	(704)	(615)
Amortisation		
– Goodwill	(238)	(257)
– Other intangible assets	(497)	(517)
Impairment of long-term assets	–	(2)
Pharmaceuticals Division restructuring	–	(65)
Vitamins and Fine Chemicals Division[6]	(375)	–
Major legal cases[7]	–	(778)
Other operating income (expense), net	(144)	(502)
Operating profit	2,474	1,717
Financial income (expense), net[8]	(367)	520
Profit before taxes	2,107	2,237
Income taxes[9]	(675)	(573)
Profit after taxes	1,432	1,664
Income applicable to minority interests	(125)	148
Share of result of associated companies	(18)	(11)
Net income	1,289	1,801
Basic earnings per share and non-voting equity security in CHF	1.53	2.15
Diluted earnings per share and non-voting equity security in CHF	1.52	2.14

Consolidated balance sheet in millions of CHF

	30 June 2003	31 December 2002
Long-term assets		
Property, plant and equipment	13,489	13,434
Goodwill	5,726	5,064
Other intangible assets	7,785	7,786
Investments in associated companies	101	122
Financial long-term assets	3,032	3,672
Deferred income tax assets	589	784
Other long-term assets	2,403	2,281
Total long-term assets	33,125	33,143
Current assets		
Inventories	6,119	5,724
Accounts receivable	6,914	6,517
Current income tax assets	287	1,028
Other current assets	1,940	1,758
Marketable securities	8,270	12,395
Cash and cash equivalents	3,506	3,430
Total current assets	27,036	30,852
Total assets	60,161	63,995
Equity		
Share capital	160	160
Non-voting equity securities *(Genussscheine)*	p.m.	p.m.
Own equity instruments	(5,352)	(5,853)
Retained earnings	29,205	29,145
Fair value and other reserves	(2,622)	(2,642)
Total equity	21,391	20,810
Minority interests	5,207	4,963
Non-current liabilities		
Long-term debt	10,227	14,167
Deferred income tax liabilities	3,688	3,551
Liabilities for post-employment benefits	3,110	2,926
Provisions	1,336	1,702
Other non-current liabilities	605	504
Total non-current liabilities	18,966	22,850
Current liabilities		
Short-term debt	7,895	8,183
Current income tax liabilities	418	849
Provisions	891	1,158
Accounts payable	1,838	1,787
Accrued and other current liabilities	3,555	3,395
Total current liabilities	14,597	15,372
Total equity, minority interests and liabilities	60,161	63,995

p.m. = pro memoria. Non-voting equity securities have no nominal value.

Consolidated statement of changes in equity in millions of CHF

	Six months ended 30 June 2003	2002
Share capital		
Balance at 1 January and at period end	160	160
Non-voting equity securities *(Genussscheine)*		
Balance at 1 January and at period end	p.m.	p.m.
Own equity instruments		
Balance at 1 January	(5,853)	(3,460)
Acquisition of Disetronic[2]	240	-
Refinancing of instruments covering convertible debt obligations[10]	273	-
Other movements during the period	(12)	22
Balance at period end	(5,352)	(3,438)
Retained earnings		
Balance at 1 January	29,145	34,272
Net income	1,289	1,801
Dividends paid[10]	(1,229)	(1,101)
Balance at period end	29,205	34,972
Fair value and other reserves		
Balance at 1 January	(2,642)	(1,999)
Increase (decrease) in fair value	(4)	(1,186)
(Income) expense recognised in the income statement	230	(1,006)
Deferred income taxes and minority interests	(15)	482
Currency translation gains (losses)	(191)	(921)
Balance at period end	(2,622)	(4,630)
Total equity at period end	21,391	27,064

p.m. = pro memoria. Non-voting equity securities have no nominal value.

Consolidated cash flow statement in millions of CHF

	Six months ended 30 June 2003	2002
Cash flows from operating activities		
Cash generated from operations	4,514	4,250
(Increase) decrease in working capital	(692)	139
Vitamin case payments[6]	(568)	(1,556)
Igen litigation: payment into collateral deposit account[7]	-	(1,018)
Payments made for defined benefit post-employment plans	(188)	(146)
Restructuring costs paid	(60)	(99)
Utilisation of other provisions	(65)	(188)
Other operating cash flows	(69)	(58)
Cash flows from operating activities, before income taxes paid	2,872	1,324
Income taxes (paid) recovered[9]	(32)	(805)
Total cash flows from (used in) operating activities	2,840	519
Cash flows from financing activities		
Proceeds from issue of long-term debt[11]	1,103	-
Repayment of long-term debt[11]	(3,080)	(1,258)
Increase (decrease) in other long-term debt, net	(519)	(438)
Refinancing of instruments covering convertible debt obligations[10]	(1,138)	-
Other transactions in own equity instruments[10]	(12)	22
Increase (decrease) in short-term borrowings	(583)	224
Interest and dividends paid	(1,480)	(1,424)
Genentech and Chugai stock repurchases and exercised employee stock options at Genentech[4,5]	99	(733)
Other financing cash flows	(51)	(23)
Total cash flows from (used in) financing activities	(5,661)	(3,630)
Cash flows from investing activities		
Purchase of property, plant and equipment, and intangible assets	(1,161)	(884)
Disposal of property, plant and equipment, and intangible assets	72	70
Acquisition of Disetronic[2]	(884)	-
Proceeds from sales of LabCorp shares[8]	-	1,069
Interest and dividends received	169	308
(Purchases) sales of marketable securities, net and other investing cash flows	4,730	1,871
Total cash flows from (used in) investing activities	2,926	2,434
Net effect of currency translation on cash and cash equivalents	(29)	(110)
Increase (decrease) in cash and cash equivalents	76	(787)
Cash and cash equivalents at 1 January	3,430	3,136
Cash and cash equivalents at period end	3,506	2,349

Notes to the Interim Consolidated Financial Statements

Reference numbers indicate corresponding Notes to the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements are unaudited. The Interim Consolidated Financial Statements have been reviewed by the Group's auditors and their review report is on page 42.

1. Accounting policies

Basis of preparation of financial statements

These financial statements are the interim consolidated financial statements (hereafter 'the interim financial statements') of Roche Holding Ltd, a company registered in Switzerland, and its subsidiaries (hereafter 'the Group') for the six-month period ended 30 June 2003 (hereafter 'the interim period'). They are prepared in accordance with the International Accounting Standard 34 (IAS 34), 'Interim Financial Reporting' and were approved on 17 July 2003. These interim financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended 31 December 2002 (hereafter 'the annual financial statements'), as they provide an update of previously reported information.

The accounting policies used are consistent with those used in the annual financial statements. The presentation of the interim financial statements is consistent with the annual financial statements. Where necessary, the comparatives have been reclassified or extended from the previously reported interim results to take into account any presentational changes made in the annual financial statements or in these interim financial statements.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

The Group operates in industries where significant seasonal or cyclical variations in total sales are not experienced during the financial year.

Income tax expense is recognised based upon the best estimate of the weighted average annual income tax rate expected for the full financial year.

Revised accounting policies

At 31 December 2002 the Group revised its accounting policy for impairment of financial assets. In addition to the existing impairment triggers, any available-for-sale financial assets that have a market value of more than 25% below their original cost, net of any previous impairments, for a sustained six-month period will be considered as impaired. Any decreases in the market price of less than 25% of original cost, net of any previous impairment, or for less than a sustained six-month period are not by themselves considered as objective evidence of impairment, and such movements in fair value are recorded in equity until there is objective evidence of impairment or until the asset is sold or otherwise disposed of.

At 31 December 2002 the Group revised its accounting policy for the classification of obligations to repurchase own equity instruments. These are now shown as a liability and are measured at their present value, which is the final obligation discounted using an appropriate long-term pre-

tax interest rate. This discount is amortised over the duration of the obligation, and is recognised as part of interest expense in the consolidated income statement. As discussed in Note 10, these positions have been partly refinanced during the interim period.

These revised accounting policies were implemented effective 31 December 2002 and were not applied retrospectively to the earlier 2002 results. Accordingly the 2002 comparative figures in these interim financial statements are not restated.

2. Group organisation

Disetronic

Effective 2 May 2003 the Group acquired a controlling interest in Disetronic, a public company headquartered in Burgdorf, Switzerland. Disetronic is a world leader in the research, development and commercialisation of insulin pumps and injection systems for the treatment of diabetes. Disetronic's Infusion Systems division has become part of Roche Diagnostics' Diabetes Care business area. As part of the acquisition process Disetronic's Injection Systems was simultaneously resold to Disetronic's founder and chairman and will continue to operate as an independent company.

The acquisition was approved by an extraordinary general meeting of Disetronic's shareholders on 23 April 2003 and has been cleared by the relevant antitrust authorities. The Group paid the shareholders of Disetronic 670 Swiss francs in cash and two Roche non-voting equity securities for each Disetronic share. The net consideration paid was 1,132 million Swiss francs, of which 892 million Swiss francs was in cash and 240 million Swiss francs was in the form of 2,744,893 Roche non-voting equity securities. In addition incidental costs were 4 million Swiss francs. The allocation of the total purchase consideration of 1,136 million Swiss francs is as follows:

Net assets acquired in millions of CHF	
Goodwill	861
Intangible assets	320
Deferred income taxes	(83)
Cash	12
Other net assets (liabilities)	26
Total	1,136

Goodwill and acquired intangible assets are amortised on a straight-line basis over 15 years and 10 years respectively.

Following the acquisition, a restructuring programme was announced, which resulted in restructuring charges of 40 million Swiss francs. These are recorded as part of other operating expenses. The restructuring programme will be substantially completed by mid 2004.

Other changes in Group organisation

There were no other significant acquisitions or disposals during the interim period. The divestment of the Vitamins and Fine Chemicals Division is discussed in Note 6.

3. Information by business segment in millions of CHF

	Segment revenue/ divisional sales	Less inter-divisional sales	Divisional sales to third parties	Segment results/ operating profit
Six months ended 30 June 2003				
Pharmaceuticals	10,661	(423)	10,238	2,223
of which				
Total prescription	9,792	(422)	9,370	2,082
– Roche prescription	6,670	(334)	6,336	1,649
– Genentech prescription	1,711	(88)	1,623	353
– Chugai prescription[a]	1,411	–	1,411	80
OTC[b]	869	(1)	868	141
Diagnostics	3,575	(6)	3,569	650
Other	–	–	–	(133)
Core businesses	14,236	(429)	13,807	2,740
Vitamins and Fine Chemicals[d]	1,574	(54)	1,520	(266)
Group	15,810	(483)	15,327	2,474
Six months ended 30 June 2002				
Pharmaceuticals	9,591	(222)	9,369	1,151
of which				
Total prescription	8,799	(219)	8,580	1,011
– Roche prescription[c]	6,656	(120)	6,536	1,563
– Genentech prescription	1,669	(86)	1,583	(609)
– Chugai prescription[a]	474	(13)	461	57
OTC[b]	792	(3)	789	140
Diagnostics	3,623	(2)	3,621	561
Other	–	–	–	(135)
Core businesses	13,214	(224)	12,990	1,577
Vitamins and Fine Chemicals	1,803	(56)	1,747	140
Group	15,017	(280)	14,737	1,717

a) Consists of Chugai prescription in 2003 and Nippon Roche in 2002.

b) Consists of Roche OTC and Chugai OTC in 2003 and Roche OTC in 2002.

c) Excludes Nippon Roche prescription, which is reclassified as part of Chugai prescription segment.

d) The segment result of the Vitamins and Fine Chemicals business segment in 2003 includes an impairment of net assets of 375 million Swiss francs (see Note 6). This segment result in 2003 also includes the impacts of the impairment charges to property, plant and equipment that were recorded at 31 December 2002. These have reduced depreciation expenses by 56 million Swiss francs in the six months to 30 June 2003. The net of these amounts is 319 million Swiss francs.

4. Genentech

The common stock of Genentech is publicly traded and is listed on the New York Stock Exchange, under the symbol DNA. At 30 June 2003 the Group's interest in Genentech was 59.2% (31 December 2002: 59.8%). Genentech prepares financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). These are filed on a quarterly basis with the US Securities and Exchange Commission (SEC). Due to certain consolidation entries and differences in the requirements of International Financial Reporting Standards (IFRS) and US GAAP, there are differences between Genentech's stand-alone results on a US GAAP basis and the results of Genentech as consolidated by the Roche Group in accordance with IFRS. These are discussed in Note 5 of the annual financial statements.

The impacts on the interim results are reconciled in the table below:

	Six months ended 30 June 2003 USD millions	Six months ended 30 June 2003 CHF millions	Six months ended 30 June 2002 USD millions	Six months ended 30 June 2002 CHF millions
Operating margin (US GAAP basis)	344		(307)	
Add (deduct) IFRS vs US GAAP differences and consolidation entries				
- amortisation of goodwill (capitalised IPR&D)	(29)		(29)	
- amortisation of goodwill (other goodwill)	(78)		(78)	
- other differences and consolidation entries	(3)		(1)	
- reclassify interest on US GAAP litigation charges as financial expense	27		-	
Segment result/operating profit (IFRS basis)	261	353	(415)	(609)
Add (deduct) non-operating items (IFRS basis)				
- financial income (expense), net		24		87
- income taxes		(150)		162
Net income (IFRS basis)		227		(360)
Minority interest percentage (average during interim period)		40.2%		40.8%
Income applicable to minority interest (IFRS basis)		(91)		147
Operating profit (IFRS basis) excluding litigation charges		353		170
Net income (IFRS basis) excluding litigation charges and impairment of financial assets		227		107
Income applicable to minority interest (IFRS basis) excluding litigation charges and impairment of financial assets		(91)		(44)

Effective 1 July 2003 Genentech will apply FASB Interpretation No. 46 (or FIN 46) on 'Consolidation of Variable Interest Entities' to its US GAAP financial statements. As a result Genentech will consolidate certain of its leasing structures, as is disclosed in detail in Genentech's SEC filings. As reported in the Group's annual financial statements for 2002 and 2001 all of Genentech's leasing structures are already consolidated within the Group's results in accordance with IFRS. The property, plant and equipment concerned has been capitalised and is being depreciated and the lease finance is reported within long-term debt. Accordingly the implementation of FIN 46 will have no effect on the Group's financial statements and in particular on the Genentech segment results within the Group's results.

5. Chugai

On 1 October 2002 the alliance with Chugai was completed with the merger of Chugai and Roche's Japanese pharmaceuticals subsidiary, Nippon Roche. The newly merged company, known as Chugai, is a fully consolidated subsidiary of the Group. Roche is the majority shareholder with 50.2% ownership and there is a 49.8% minority interest. Chugai is domiciled in Tokyo and listed on the Tokyo Stock Exchange.

Local statutory financial year

On 25 June 2003 Chugai's annual general meeting approved a change to its local statutory financial year-end from 31 March to 31 December. Accordingly, Chugai will have a nine-month local fiscal term beginning 1 April 2003, and thereafter a twelve-month fiscal term beginning 1 January 2004. For reporting to the Roche Group, Chugai will continue to report using International Financial Reporting Standards drawn up to the same date as the rest of the Roche Group.

Restructuring plan

On 29 January 2003 Chugai announced further details of its restructuring plans involving the closure and sale of certain plants and facilities in Japan. On 10 April 2003 Chugai announced the additional closure plan of research operations of its US subsidiary. Within the Group's results for the interim period restructuring costs of 2.2 billion Japanese yen (25 million Swiss francs) have been recorded. Chugai expects that the restructuring programme will be substantially complete by 31 December 2003 and the costs recorded in the interim period will be partly offset by a book gain on the disposal of certain assets in the second half of 2003.

Share repurchase

On 26 June 2003 Chugai repurchased 1,500,000 of its common shares for a total consideration of 2.0 billion Japanese yen (23 million Swiss francs). As a result the Group's ownership in Chugai increased to 50.2% and goodwill increased by 7 million Swiss francs. The Chugai annual general shareholders' meeting on 25 June 2003 authorised the repurchase of up to 5,000,000 common shares for a maximum of 7 billion Japanese yen.

Ongoing impacts of purchase accounting

From 1 October 2002 Chugai's results are included in the Group's consolidated financial statements. 'Chugai prescription' is shown as a separate business segment in the segment information. The 'Chugai prescription' business segment for 2003 shows the results of the newly merged Chugai (which includes the former Nippon Roche business), however the 'Chugai prescription' business segment for 2002 shows only the results of Nippon Roche. The results of Chugai's OTC business are included in the 'OTC' business segment. Segment information is given in Note 3.

The fair value adjustments arising from the acquisition accounting have the following impacts on the Group's financial statements:

	2003 (first-half)		2003 (full-year)		2004 onwards	
	JPY billions	CHF millions	JPY billions	CHF millions[a]	JPY billions	CHF millions[a]
Write-off of fair value adjustments to inventories	(4.2)	(49)	(4.2)	(49)	-	-
Depreciation of property, plant and equipment	(0.4)	(5)	(0.8)	(9)	(0.8)	(9)
Amortisation of acquired intangible assets	(3.0)	(34)	(6.0)	(68)	(6.0)	(68)
Amortisation of goodwill	(0.4)	(5)	(0.9)	(10)	(0.9)	(10)
Impact on operating profit	(8.0)	(93)	(11.9)	(136)	(7.7)	(87)
Deferred income taxes	3.0	35	4.5	51	2.7	30
Impact on net income	(5.0)	(58)	(7.4)	(85)	(5.0)	(57)

a) Translated at 30 June 2003 exchange rate of 100 JPY = 1.132 CHF.

The fair value adjustments to inventories have been fully written-off, in line with the inventory turnover, by the end of the first quarter of 2003. Goodwill and acquired intangible assets are amortised on a straight-line basis over 15 years and between 10 and 18 years respectively.

6. Vitamins and Fine Chemicals Division in millions of CHF

Divestment of Vitamins and Fine Chemicals Division

On 10 February 2003 the Group signed a purchase agreement, subject to the necessary regulatory approvals, to sell its global Vitamins and Fine Chemicals business to the Dutch company DSM. These terms were subsequently amended by an agreement signed on 10 July 2003 in order to reflect adverse developments in the worldwide vitamins and fine chemicals market. At the same time progress is being made to resolve the outstanding concerns raised by the competition authorities. The transaction is currently expected to close in the third quarter of 2003. Under the terms of the amended agreement the transaction price was reduced by 200 million euros and arrangements were put in place regarding utilisation of certain assets and certain purchasing contracts as well as adopting DSM as a preferred supplier for pharmaceutical ingredients. The revised transaction price is 1,750 million euros, which will consist of 1,650 million euros in cash, and 2.24 million shares in DSM.

Based on the amended agreement, Group management estimates that the current carrying value of the net assets of the Vitamins and Fine Chemicals business is in excess of the expected net proceeds from the sale. Accordingly, an impairment of 375 million Swiss francs has been recorded against the assets of the Vitamins and Fine Chemicals Division. As the sale will not close until later in 2003, the final amount of the gain or loss on disposal of the net assets of the Vitamins and Fine Chemicals business, including the tax effects, may be different from the amounts currently recorded.

The following amounts relating to the Vitamins and Fine Chemicals business are included in the interim financial statements:

Income statement	Six months ended 30 June 2003	Six months ended 30 June 2002
Sales to third parties	1,520	1,747
Impairments of net assets	(375)	-
Operating profit[a]	(266)	140
Net income	(267)	39

Balance sheet at	30 June 2003	31 December 2002
Property, plant and equipment	926	1,216
Other long-term assets	146	249
Current assets	1,780	1,787
Total assets	2,852	3,252
Long-term debt	(109)	(90)
Other non-current liabilities	(556)	(613)
Current liabilities	(832)	(810)
Total liabilities	(1,497)	(1,513)
Net assets	1,355	1,739

a) The operating profit in 2003 includes the impairment of net assets of 375 million Swiss francs (see above). The operating profit in 2003 also includes the impacts of the impairment charges to property, plant and equipment that were recorded at 31 December 2002. These have reduced depreciation expenses by 56 million Swiss francs in the six months to 30 June 2003. The net of these amounts is 319 million Swiss francs.

Vitamin case

Total payments in the interim period were 568 million Swiss francs (2002: 1,556 million Swiss francs), which were charged against the provisions previously recorded. Payments made in 2003 include 403 million US dollars (545 million Swiss francs) to direct customers in the United States. The provisions recorded for the vitamin case, less the amounts subsequently used and reflecting currency movements and the time value of money, remain the Group's best current estimate of the total liability that may arise.

7. Major legal cases

Igen litigation

On 9 July 2003 the United States Court of Appeals for the Fourth Circuit reversed the substantial damages awarded against Roche Diagnostics GmbH (RDG) in the litigation brought by Igen for claims related to the licensing of Igen's electrochemiluminescence technology to RDG.

The court reversed the finding that RDG had engaged in unfair competition through the continuation of a patent lawsuit against Igen by one of RDG's affiliated companies. In setting aside that claim, the Court eliminated the only basis for the award of 400 million US dollars in punitive damages against RDG. The court also held that RDG did not violate an implied covenant of good faith and fair dealing under the License Agreement, thereby also setting aside the award of 82 million US dollars in compensatory damages on that claim. In total the Court eliminated 486 million US dollars of the 505 million US dollars judgement entered against RDG. The Court left intact the jury's award of the remaining damages and the finding that Igen may terminate the License Agreement with RDG. Igen has notified RDG that Igen will terminate the License Agreement. RDG and Igen are in negotiations to resolve the outstanding issues between the two parties.

As at 17 July 2003, the date of approval of these interim financial statements, the negotiations with Igen had not been concluded and the judgement was not yet effective. Accordingly, due to the uncertainties involved, the balance sheet as at 30 June 2003 has not been adjusted for the possible effects of this judgement. The balance sheet at 30 June 2003 includes provisions for this litigation and intangible assets in respect of this technology that were recorded at the time of the acquisition of the Corange Group by the Roche Group in 1997. These amounts are not disclosed as this may prejudice the RDG position in current negotiations with Igen; however the provisions, less the remaining outstanding compensatory damages awards, are approximately equal to the net book value of the intangible assets concerned.

In March 2002 RDG paid 606 million US dollars into a collateral deposit account in relation to the Igen litigation. This amount, which is equivalent to 822 million Swiss francs at 30 June 2003, is reported as restricted cash within financial long-term assets. Following entry of the final judgement this amount, after deduction of the remaining damages plus interest, will become available.

Genentech legal cases

In 2002 the Group recorded a provision of 518 million US dollars (778 million Swiss francs) in respect of certain litigation matters, including litigation involving the City of Hope Medical Center. There have been no further significant developments in the City of Hope Medical Center litigation during the interim period. The appeals process is on-going and will take from one to four years depending on the scope of the review. A full provision was recorded for these awards. During the appeals process interest accrues on the total amount of the damages at a simple annual rate of 10%. During the interim period interest of 27 million US dollars (36 million Swiss francs) was recorded as the time cost of provisions, within interest expenses (see Note 8).

On 3 October 2002 Genentech entered into an arrangement with third party insurance companies to post a surety bond of 600 million US dollars in connection with this judgement. As part of this arrangement Genentech pledged 630 million US dollars in cash and investments to secure this bond. This amount, which is equivalent to 854 million Swiss francs at 30 June 2003, is reported as restricted cash within financial long-term assets.

On 13 January 2003 arbitration proceedings began between Genentech and Tanox Biosystems, Inc. ('Tanox') regarding a July 1996 Settlement and Cross-Licensing Agreement relating to the development and manufacture of certain antibody products directed towards immunoglobin E, including Xolair and Hu-901. Tanox have claimed breaches of the Agreement and Genentech have made counterclaims. Genentech continues to work through the arbitration process with Tanox. Both parties have agreed to postpone a decision on the arbitration and the earliest the decision will be made is the third quarter of 2003. No provisions have been recorded in respect of this arbitration, as the outcome cannot be determined as of the date of these interim financial statements.

Genentech is party to other litigation, as described in Genentech's annual report and quarterly SEC filings, however these other matters are not as far advanced as the matters referred to above.

8. Financial income (expense), net in millions of CHF

	Six months ended 30 June 2003	2002
Gains on sale of equity securities	199	79
(Losses) on sale of equity securities	(166)	(13)
Gains on LabCorp transactions	-	895
Dividend income	40	64
Gains (losses) on equity derivatives, net	7	(15)
Write-downs and impairments of equity securities	(277)	(15)
Net income from equity securities	(197)	995
Interest income	111	229
Gains on sale of debt securities	36	58
(Losses) on sale of debt securities	(25)	(25)
Write-downs and impairments of long-term loans	-	(38)
Net interest income and income from debt securities	122	224
Interest expense	(333)	(322)
Amortisation of discount on debt instruments	(212)	(248)
Gains (losses) on interest rate derivatives, net	7	(16)
Time cost of provisions	(40)	(65)
Net interest expense	(578)	(651)
Foreign exchange gains (losses), net	426	16
Gains (losses) on foreign currency derivatives, net	(149)	(78)
Net foreign exchange gains (losses)	277	(62)
Net other financial income (expense)	9	14
Total financial income (expense), net	(367)	520

Write-downs and impairments of equity securities of 277 million Swiss francs mostly arise from available-for-sale financial assets that have a market value of more than 25% below their original cost for a sustained six-month period that are considered as impaired. These relate to equity securities that as at 31 December 2002 had a market value below the above limit but for less than a sustained six-month period.

In March 2002 the Group sold a total of 7,700,000 shares of LabCorp, resulting in a pre-tax gain after incidental costs of 895 million Swiss francs which was recorded as part of financial income (expense), net. The net pre-tax cash inflow was 1,069 million Swiss francs.

9. Income taxes

The Group's effective tax rate can be reconciled to the Group's average expected tax rate as follows:

	Six months ended 30 June	
	2003	2002
Group's average expected tax rate	24%	24%
Tax effect of		
- Amortisation of goodwill	+3%	+3%
- Gain from sale of LabCorp shares[8]	-	+2%
- Impairment of financial assets[8]	+2%	0%
Core businesses' effective tax rate	29%	29%
Tax effect of		
- Discontinuing operation: Vitamins and Fine Chemicals Division[6]	0%	0%
- Chugai transaction: write-off of fair value adjustments to inventories[5]	0%	-
- Major legal cases[7]	-	-3%
- Vitamins and Fine Chemicals Division: impairment of net assets[6]	+3%	-
Group's effective tax rate	32%	26%

10. Equity

Share capital and non-voting equity securities *(Genussscheine)*

The authorised and called-up share capital of the Group and the number of issued non-voting equity securities have not changed during the interim period.

Dividends

On 1 April 2003 the shareholders approved the distribution of a dividend of CHF 1.45 per share and non-voting equity security (2002: CHF 1.30) in respect of the 2002 business year. The distribution to holders of outstanding shares and non-voting equity securities totalled 1,229 million Swiss francs (2002: 1,101 million Swiss francs) and has been recorded against retained earnings in 2003.

Own equity instruments

Following the redemption of the 'LYONs II' exchangeable notes on 20 April 2003 (see Note 11) and in light of the on-going restructuring of the Group's treasury operations and debt financing, the Group is carrying out a comprehensive review of the arrangements whereby it covers the potential conversion obligations that may arise from its convertible debt instruments.

The Group is in the process of refinancing the various instruments that cover its potential obligations to deliver non-voting equity securities. The Group has sold 5,854,117 of those non-voting equity securities that it previously held in a series of transactions, in addition to the 2,744,893 non-voting equity securities utilised for the Disetronic transaction (see Note 2). The Group has also agreed with its counter-parties to restructure its previous arrangements which used written/short put options and purchased/long call options at the same strike price, which had the combined effect of a forward purchase. By 30 June 2003 more than half of these arrangements have been closed. In addition the Group has purchased from various counter-parties Low Exercise Price Options (LEPOs), which give the Group the right to purchase non-voting equity securities at a low strike price.

Consequently the Group has the following positions in non-voting equity securities:

	30 June 2003	31 December 2002
Physical non-voting equity securities	14,434,103	23,033,113
Low Exercise Price Options	10,952,294	–
Forward purchases and derivative instruments	5,182,504	17,123,740
Total non-voting equity instruments	30,568,901	40,156,853

As at 30 June 2003 the amounts recorded in debt for forward contracts to purchase non-voting equity securities are 1,067 million Swiss francs (31 December 2002: 2,413 million Swiss francs) and the amounts recorded in financial long-term assets for collateral to cover the forward purchases are 157 million Swiss francs (31 December 2002: 673 million Swiss francs). The net cash outflow for these transactions was 1,138 million Swiss francs. The net cash outflow from other transactions in own equity instruments during the interim period was 12 million Swiss francs (2002: net cash inflow of 22 million Swiss francs).

The Group holds none of its own (voting) shares.

11. Debt

Issue of euro-denominated bonds under the European Medium Term Note programme

On 9 April 2003 the Group issued 4% euro-denominated bonds due 9 October 2008 with a principal amount of 750 million euros. The net proceeds were 742 million euros (1,103 million Swiss francs).

Repayment of 'Bullet' Swiss franc bonds

On the due date of 21 March 2003 the Group repaid the principal amount of 1,250 million Swiss francs of the 2% Swiss franc bonds originally issued in 1998.

Redemption of 'LYONs II' US dollar exchangeable notes

On 20 April 2003 the Group exercised its option to redeem these notes for the original issue amount plus accrued original issue discount (OID). The cash outflow was 1,327 million US dollars (1,830 million Swiss francs).

Repayment of 'Helveticus' Swiss franc convertible bonds

On 31 July 2003 the Group will be due to repay the remaining principal amount of the Swiss franc convertible bonds originally issued in 1995. As at 30 June 2003 the remaining principal amount was 205 million Swiss francs.

Reclassification of 'LYONs III' and 'LYONs IV' US dollar exchangeable notes

These debt instruments have been reclassified to short-term debt from long-term debt as they are redeemable at the option of the Group in May 2004 and January 2004 respectively. Their total book value at 30 June 2003 was 2,598 million US dollars (3,523 million Swiss francs).

12. Contingent liabilities

Group companies are subject to legal matters involving claims, charges, governmental investigations and legal actions. No significant changes in the Group's contingent liabilities have occurred since the annual financial statements. See also Notes 6 and 7.

Report of the Group Auditors

To the Board of Directors and Shareholders of Roche Holding Ltd, Basel

We have reviewed the Interim Consolidated Financial Statements of the Roche Group on pages 28 to 41 for the six-month period ended 30 June 2003.

These Interim Consolidated Financial Statements are the responsibility of the Board of Directors. Our responsibility is to issue a report on these Interim Consolidated Financial Statements based on our review.

Our review was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing issued by the International Federation of Accountants, which require that a review be planned and performed to obtain moderate assurance about whether the Interim Consolidated Financial Statements are free from material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the Interim Consolidated Financial Statements do not give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Financial Reporting Standards and Swiss Law.

PricewaterhouseCoopers AG



Clive A.J. Bellingham

Dr Matthias Jeger

Basel, 17 July 2003

Roche Securities

Number of shares and non-voting equity securities

		Six months ended 30 June
	2003	2002
Number of shares	160,000,000	160,000,000
Number of non-voting equity securities	702,562,700	702,562,700
Total	862,562,700	862,562,700

Data per share and non-voting equity security in CHF

		2003	2002
Diluted earnings per share and non-voting equity security		1.52	2.14
Stock price of share	High	185.00	177.75
	Low	121.00	130.50
	Period end	166.50	169.50
Stock price of non-voting equity security	High	106.25	132.75
	Low	75.15	107.50
	Period end	106.25	112.50

Market capitalisation in millions of CHF

	2003	2002
Period end	101,287	106,158

All prices shown are daily closing prices.

Exchange rates

Rates of exchange for the major currencies used by the Group against the Swiss franc are as follows:

	30 June 2003	Average to 30 June 2003	31 December 2002	Average to 30 June 2002
1 USD	1.36	1.35	1.39	1.64
1 EUR	1.55	1.49	1.45	1.47
1 GBP	2.24	2.18	2.23	2.36
100 JPY	1.13	1.14	1.17	1.26

Cautionary statement regarding forward-looking statements

This Half-Year Report contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this Half-Year Report, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage.

Published by	F. Hoffmann-La Roche Ltd, 4070 Basel, Switzerland Tel. +41 (0)61 688 11 11, Fax +41 (0)61 691 93 91
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To order publications	Tel. +41 (0)61 688 83 39, Fax +41 (0)61 688 43 43 E-mail: basel.webmaster@roche.com

The Roche Half-Year Report is published in German (original language) and English.

The Roche Half-Year Report is issued by F. Hoffmann-La Roche Ltd, Basel, Corporate Communications.

Design: Wirz Identity AG, Zurich
Typesetting: Stauffer-Febel AG, Basel
Lithos: Lithoteam AG, Allschwil-Basel
Printers: Kreis Druck AG, Basel
Binding: Buchbinderei Grollimund AG, Reinach-Basel

Cover:
Vascular diseases – crystals of neprilysin
(human neutral endopeptidase)



